FACT Corporation

September 30, 2005

United States Securities

and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Attention: Karl Hiller, Branch Chief

RE: FACT Corporation

       Form 10-KSB for the Fiscal Year Ended December 31, 2004

                   Filed April 15, 2005

       File No. 000-17232

Dear Sir:

We advise we are in receipt of your written correspondence of September 19, 2005.   We are presently in the process of preparing a response to your comments and inquiries which we expect to provide to your offices no later than October 14, 2005.

We can, however, immediately address Item 1 of your letter and verify that our response letter dated August 19, 2005 has been electronically filed as of September 21, 2005.  We will ensure all future correspondence is also appropriated submitted.

We look forward to providing you further response in due course.  Please do not hesitate to contact the undersigned directly at 732-922-0911 should you have any questions or comments.

Yours truly,

/s/ Jacqueline Danforth

Jacqueline Danforth

CEO and President

FACT Corporation

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com